

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Glenn K.C. Ching
Senior Vice President,
Corporate Secretary and General Counsel
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

> **Re: Central Pacific Financial Corp.**
> **Registration Statement on Form S-1**
> **Filed February 28, 2011**
> **File No. 333-172480**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 9, 2011**
> **File No. 001-31567**

Dear Mr. Ching:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where applicable, please include a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.   We note your disclosure that Duane K. Kurisu is a contingent nominee to the board. Please file as an exhibit to your next amendment the consent of Mr. Kirisu to be named as the same. Refer to Rule 438 of the Securities Act of 1933.

Summary Consolidated Selected Financial Data, page 6

2.   We note your disclosure of the measure of "Tangible common equity ratio." This measure appears to be a non-GAAP measure as defined by Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. Please revise your disclosures to comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

Risk Factors, page 7

General

3.   We note in the second introductory paragraph the statements that this section describes some, but not all, of the risks you face. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

We are subject to a number of requirements and prohibitions under regulatory orders imposed on us . . . , page 7

4.   In the first paragraph you state that your capital levels currently exceed the levels required by the Consent Order and that you are at "well-capitalized" levels. Please revise to disclose, both here and elsewhere in the document, your leverage capital ratio and total risk-based capital ratio as of the latest practicable date.

5.   Please revise the third paragraph on page 8 to describe in greater detail the "number of other requirements" with which you are not currently in compliance with or provide a cross-reference to a section of the Prospectus where that complete discussion is located.

A large percentage of our loans are collateralized by real estate . . . , page 15

6.   If available for your market area, or a large segment of it, please provide statistics, for example from the Case-Shiller index, regarding declines in property values over the last three years.

The value of certain securities in our investment securities portfolio may be negatively affected . . . , page 18

7.   Please revise to explain in greater detail the "certain" securities to which this risk factor relates.

Selling Shareholders, page 27

8.   Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. Be advised that any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

   - the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
   - at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   Please revise as appropriate.

Capitalization and Pro forma Financial Information, page 34

9.   We note your disclosure that you assumed 100% of the rights to purchase your common stock will be exercised for the purposes of determining pro forma adjustments. Please revise to disclose, in detail, your analysis supporting your determination that a 100% rate of exercise was factually supportable. Refer to Article 11-02(b)(6) of Regulation S-X.

10.   Footnote 2 on page 36 indicates that you issued 5,620,117 shares in connection with the TARP exchange. In the table at the bottom of page 35 you reflect 5,523,200 as the weighted average number of shares. You also show $55,232,000 in common stock issued in the TARP Exchange. Tell us the reasons for the differences between these amounts. Please revise your pro forma financial information to reflect the actual number of shares issued since this appears to be known.

Pro forma Consolidated Balance Sheet, page 34

11.   You disclose that you utilized the Black-Scholes model to estimate the fair value of the Amended TARP warrant on the conversion date. Please revise to disclose the assumptions used in that valuation. Please also disclose how you determined that it was appropriate to record this adjustment in other liabilities since it appears to be equity indexed. Tell us the accounting literature you relied on for your classification of the adjustment and tell us how you considered the guidance of ASC 815-40-35-2.

Pro forma Consolidated Statement of Operations, page 35

12.   Please revise to disclose your basis for assuming a 25 basis point return on the proceeds from the private placement and rights offering.

13.   Your pro forma income statement indicates that you will record a gain on the exchange of the TARP preferred shares for common stock. Please revise to disclose how you concluded that a gain from the exchange of stock would have a recurring impact as the gain appears to be a one-time event. Refer to Rule 11-02(b)(5) of Regulation S-X.

14.   Please address the following regarding your issuance of shares in the private placement to officers and directors:

a. Revise to disclose how you considered whether the issuance of shares in the private placement to officers and directors at $10 would result in stock compensation given that your shares were trading in excess of $20 around that time.

b. Tell us in detail how you considered the guidance of ASC 718-10-55-10.

c. Revise this section as well as your Description of Capital Stock on page 37 to more clearly disclose and compare terms of shares issued in the private placements, including the respective lock-up agreements and other terms.

d. Specifically discuss how you considered these respective terms valuing the shares issued to your officers and directors.

e. Quantify the amount of compensation expense recorded for pro forma purposes and the service periods to which it relates.

f. If you determined that no compensation expense was warranted, provide a clear analysis to support your conclusion, specifically addressing your consideration of the concurrent trading price.

Anti-Takeover Effects of Hawaii Law, page 38

15.   You may not qualify this section by reference to the text of the CSA Act. Please revise to eliminate the qualification and indicate that all material information is discussed.

Certain U.S. Federal Income Tax Consequences, page 43

16.   Please eliminate references to "certain" United States federal income tax consequences to U.S. holders and Non-U.S. holders of the ownership of shares of Common Stock and revise to clarify, if true, that the material U.S. federal income tax considerations for such ownership have been disclosed.

PART II

Item 15. Recent Sales of Unregistered Securities, page II-4

17.   For each transaction, please state briefly the facts relied upon to make the exemption from registration under Section 4(2) of the Securities Act of 1933 available. Refer to Item 701 of Regulation S-K.

18.   As a related matter, we note that you filed a Form 8-K on December 21, 2010 announcing certain amendments to the Investment Agreements. In light of this announcement, please provide us with your legal analysis regarding the availability of the Section 4(2) exemption for sales to the Additional Investors. Please also tell us how and by what means the Additional Investors were contacted or solicited with respect to the Private Placement.

19.   Please identify any sales agents and/or principals and disclose the amount of any fees or commissions earned by them in connection with the transactions discussed in this section.

Exhibits

20.   Please file as an exhibit to your next amendment the Memorandum of Understanding, as described in the second paragraph on page 8, and any other agreements you deem to be material. Refer to Item 601(b)(10) of Regulation S-K.

21.   It appears that certain annexes, schedules or exhibits to certain exhibits are missing. For example, see the Letter Agreement filed as exhibit 10.20 and the Investment Agreements, filed as exhibits 10.32 and 10.33. Please refile any incomplete exhibits in their entirety.

Legal Opinion (exhibit 5.1)

22.   Given the language in the penultimate paragraph that the opinion is "as of the date hereof" (February 25, 2011), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business

Supervision and Regulation, page 8

23.   You may not qualify this section by reference to the full text of the statutes, regulations and policies that are described. Please revise future filings to eliminate the qualification and indicate that all material information is discussed.

Selected Consolidated Financial Data, page 42

24.   Your presentation of the efficiency ratio appears to be a non-GAAP measure since it appears to be calculated differently than the definitions of this ratio provided by your bank regulator. We note your reconciliation of this measure on page 56 to the related GAAP measurement. Please revise future filings to specifically label this measure as non-GAAP and consider changing the title to reflect the adjustments made.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Allowance for Loan and Lease Losses, page 47

25.   On page 48, you indicate that you estimate a possible range of the Allowance required and that you make assumptions regarding estimated loss rates under reasonably possible scenarios.   Please revise future filings to disclose what the range of losses are under this analysis and describe the factors considered in determining the amount that is the best estimate within that range. Refer to ASC 450-20-50-4 and Release No. 33-8350.

Loans Held for Sale, page 48

26.   Please provide the following disclosures in future filings related to your representations and warranties reserve:

   a. Please provide a roll forward of this liability for each period presented. Since such rollforward was not provided in past filings, please provide a rollforward for the three most recent years in your Form 10-Q for the period ended March 31, 2011.

   b. Please tell us the amount of the total exposure you have under these representations and warranties.

   c. Please clarify when these representations and warranties expire. To the extent that some are of limited life and some are for the life of the loans, quantify each category.

   d. Describe in more detail the methodology used to estimate any reserves and related liabilities recorded.

   e. Discuss whether you have received any claims relating to these representations and warranties. If so, disclose the amounts and type of claims you have received in each period presented, any trends identified, and your "success rate" in avoiding paying claims.

      f.   To the extent there are significant concentrations of repurchases from certain parties, separately quantify those concentrations, e.g., GSEs versus private securitizations.

      g.   You report on page 89 that the repurchase reserve increased from $0.2 million at December 31, 2009 to $5.0 million at December 31, 2010. However, you report on page 104 that you did not securitize any residential loans during 2010. Revise your MD&A to discuss the trends in your repurchase claims, reserve, and related expenses.

      h.   Discuss where such expenses are reported on your Statement of Operations.

      i.   Discuss in detail the reasons for the significant increase in accruals during the period.

      j.   Revise to identify the vintages of loans repurchased by year of origination. Discuss any concentrations. To the extent there are concentrations of originations that are older than the last year or two, discuss that fact and explain the reasons for significant repurchases of older loans.

Item 10. Directors, Executive Officers and Corporate Governance, page 143

27.   Please revise the director biographies in future filings to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Dean and Burr should serve as directors for the company. Refer to Item 401(e) of Regulation S-K.

Item 12. Principal Shareholders, page 143

28.   Please identify in future filings the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by each of Carlyle Financial Services Harbor, L.P. and ACMO-CPF, L.L.C..

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 143

29.   We note your disclosure regarding the construction loan to Plantation Town Apartments LLC. Please advise the staff in your response and revise future filings to disclose if the loan is current or otherwise.

Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Loans, page 89

30.   Please revise future filings to disclose your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e).

6. Loans and Leases, page 101

31.   Please revise your disclosure on page 104 in future filings to disclose how your company defines a loan as subprime.

32.   You disclose on page 103 that "Losses are taken in the period in which they surface as uncollectible." Please revise future filings to specifically disclose your policy for determining when to charge off amounts deemed to be uncollectible, including how you determine when a loss is considered confirmed for the purposes of charge-off. Refer to ASC 310-10-50-11B(b).

33.   Please revise your tabular disclosure on page 101 in future filings to disclose the balance of loans evaluated collectively as well as the related amount of recorded allowance. Refer to ASC 310-10-50-11C.

34.   Please revise future filings to disclose the amount of any purchases, sales or reclassifications to held for sale by loan portfolio class. Refer to ASC 310-10-50-11B(e) and (f).

7. Allowance for Loan and Lease Losses, page 104

35.   Your disclosure on page 65 indicates that you segment the loan portfolio in greater granularity than the classes of financing receivables presented for the purpose of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, and revise future filings to disclose, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
        Alison S. Ressler
        Sullivan & Cromwell LLP
        (310) 712-8800